FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  05 April 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. March traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  05 April 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          March traffic statistics



TRAFFIC AND CAPACITY STATISTICS - March 2006



Summary of the headline figures



In March 2006, passenger capacity, measured in Available Seat Kilometres, was
2.5 per cent above March 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 1.8 per cent. This resulted in a passenger load factor down 0.5 points versus last year, to 75.2 per cent. The increase in traffic comprised a 15 per cent increase in premium traffic and a 0.4 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres,
rose by 3.5 per cent.   Overall load factor fell by 0.2 points to 70.5 per cent.



The timing of Easter this year has benefited premium volumes and reduced non-premium volumes in March. This effect will reverse next month



For the January to March quarter, ASKs rose by 2.8 per cent, with RPKs rising by
2.9 per cent. This resulted in an increase in passenger load factor of 0.1 points, to 73.1 per cent. This comprised a 10.1per cent increase in premium traffic and a 1.6 per cent increase in non-premium traffic. CTKs rose by 0.9 per cent.



Market conditions



Market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.





Strategic Developments



The company announced a proposal to clear the GBP1 billion past service actuarial deficit in its New Airways Pension Scheme (NAPS). The proposal is based on a final salary pension scheme with no changes to past service benefits or staff contribution rates but with changes to members' future benefits. The airline will make a payment of GBP500 million into NAPS after the changes are accepted.



The airline announced its two year business plan to March 2008 to drive down costs and strengthen customer service. It is targeting a GBP450 million reduction in costs with GBP225 to be delivered in each year. It also included investment of nearly GBP200 million in new products.



BA announced the restructure of parts of its UK direct sales operations with the proposed closure of British Airways' Travel Shops and the airline's Belfast based customer call centre by August 2006. The move comes in response to changing customer behaviour and increased sales on its ba.com website.



The summer 2006 schedule was announced with British Airways' first ever flights to Tirana in Albania and Varna on Bulgaria's Black Sea coast. Four other new destinations from London Gatwick airport include Reykjavik in Iceland, Izmir in Turkey, Kiev in the Ukraine and Athens, Greece.



The airline announced a series of service enhancements to be introduced ahead of its move into Heathrow airport's Terminal 5. The first change will be launched from April 25, when the airline introduces self-service check-in for all customers travelling on UK domestic flights.



Customers planning to visit the United States from March 7 are being urged to input relevant data on ba.com or via their travel agent to comply with the new Advanced Passenger Information (API), introduced for all passengers flying to the US.



                                      ends



April 5, 2006                                                        028/TC/06




               BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                                 Month of March                      Financial year
                                                                                  April through to March
BRITISH AIRWAYS                                          Change                                   Change
SCHEDULED SERVICES                    2006       2005       (%)              2006        2005        (%)
Passengers carried (000)
UK/Europe                             1871       1935      -3.3             23086       23491       -1.7
Americas                               610        615      -0.9              7337        7227       +1.5
Asia Pacific                           166        152      +9.5              1906        1683      +13.3
Africa and Middle East                 294        280      +5.0              3182        3122       +1.9
Total                                 2941       2981      -1.3             35511       35523       -0.0

Revenue passenger km (m)
UK/Europe                             1677       1725      -2.8             21212       21010       +1.0
Americas                              4115       4127      -0.3             49304       48368       +1.9
Asia Pacific                          1702       1582      +7.6             19634       17333      +13.3
Africa and Middle East                2002       1890      +5.9             21554       20938       +2.9
Total                                 9496       9324      +1.8            111704      107649       +3.8

Available seat km (m)
UK/Europe                             2590       2616      -1.0             31587       30995       +1.9
Americas                              5224       5255      -0.6             62674       62227       +0.7
Asia Pacific                          2178       1988      +9.5             25545       23261       +9.8
Africa and Middle East                2635       2463      +7.0             27917       27404       +1.9
Total                                12627      12323      +2.5            147723      143888       +2.7

Passenger load factor (%)
UK/Europe                             64.8       65.9      -1.1 pts          67.2        67.8       -0.6 pts
Americas                              78.8       78.5      +0.3 pts          78.7        77.7       +1.0 pts
Asia Pacific                          78.2       79.6      -1.4 pts          76.9        74.5       +2.4 pts
Africa and Middle East                76.0       76.7      -0.7 pts          77.2        76.4       +0.8 pts
Total                                 75.2       75.7      -0.5 pts          75.6        74.8       +0.8 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)                   457        442      +3.5              4928        4951       -0.5
Total RTK                             1402       1369      +2.4             16086       15704       +2.4
Available tonne km (m)                1989       1935      +2.8             23076       22528       +2.4

Overall load factor (%)               70.5       70.7      -0.2 pts          69.7        69.7       +0.0 pts


Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.



                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602